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                                                         Filed by: First Bancorp
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                  Subject Company: First Bancorp
                                                 Registration File No. 333-34216

            Newspaper Advertisement first published by First Savings
                          Bancorp, Inc. on June 7, 2000
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  Shareholders should read the Proxy Statement in conjunction with this message

               A message for Shareholders of First Savings Bancorp

                                  First Savings
                       has done well for its shareholders.
                                After the merger,
                          we expect to do even better.

First Savings is a strong, successful company. After the merger, we expect the combination between ourselves and First Bancorp to be even more successful. The combined company should provide additional opportunities to enhance shareholder value.

In the Proxy Statement, pages 9-14 and 57-65, shareholders can review the historical financial performance of First Bancorp and First Savings Bancorp. They can also see a "pro forma" presentation that sets forth what the financial performance would have been if both banks had operated as a combined institution in past years.

Based upon the Proxy Statement information mentioned above, we have prepared two charts that compare Diluted Earnings Per Share and Return on Shareholders' Equity for the calendar year 1999. This pro forma contrasts First Savings' actual performance in 1999, operating on its own, with the performance of the two companies as if they had operated together as a single institution during 1999. This presentation, while unable to predict the future, is a reasonable way to evaluate the potential benefits of the merger. As the reader will discern, the merger is reasonably expected to favorably affect both earnings and return on shareholders equity.


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               These charts help shareholders answer the question,
          "If we combined the 1999 performance numbers for both banks, how would First Savings' Return an Equity (ROE) and
                        Earnings Per Share be affected?

                [GRAPH]                                 [GRAPH]

Return on Shareholders' Equity (Pro      Diluted Earnings Per Share (Pro Forma
Forma) "If First Savings has been        Equivalent) "If First Savings had been
combined with First Bancorp for all      combined with First Bancorp for all of
of 1999, what would the effect have      1999, what would the effect have been
been on Return on Shareholders'          on Diluted Earnings Per Share?"
Equity?"

12.00%                                  $1.75
                         11.00%
11.00%
                                                                   $1.58
10.00%

 9.00%
            8.03%                       $1.50
 8.00%
                                                   $1.38
 7.00%

 6.00%                                  $1.25

      SOPN (actual)  SOPN with Merger           SOPN (actual)  SOPN with Merger


Note: The performance ratios depicted in the graph above DO NOT INCLUDE cost savings or revenue enhancements that may result from the merger. We believe the effect of those savings and/or enhancements would be to further improve earnings per share and return on shareholders'equity.

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Much has been said about the reduction in book value to First Savings'
shareholders. However, we urge shareholders to focus on the potential for increased Earnings and Return on Equity. We believe earnings, not book value, are a better measure of a company's value to shareholders.


We encourage shareholders to read the Proxy Statement and determine the facts for themselves. We also suggest they consult with their investment broker and benefit from professional advice. Of course, we are always happy to answer any questions or concerns shareholders may have.

                     The Board of Directors of First Savings
                urges all shareholders to vote "FOR" the merger.

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                                   Questions?
               If you have lost your proxy or have any questions,
             please call us at 910-692-6222 and we will assist you.

The above information has been provided by the board of directors of First Savings Bancorp, Inc. First Bancorp and First Savings Bancorp have filed a joint proxy statement/prospectus and other documents concerning the merger with the United States Securities and Exchange Commission ("SEC") and have mailed the joint proxy statement/prospectus to their shareholders. These documents contain important information and we urge you to read the joint proxy statement/prospectus and other documents filed with the SEC carefully. You can obtain the documents free from the SEC's website, www.sec.gov. Our officers' and directors' interests in First Savings (stock, contracts, etc.) are described in First Savings' September 24, 1999 proxy statement which is also available on the SEC website. In addition, you may obtain free copies of these documents from the Corporate Secretary of First Savings Bancorp, P.O. Box 1657, Southern Pines, North Carolina 28388-1657, telephone (910) 692-6222.

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